SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2019

IRSA Inversiones y Representaciones Sociedad Anónima
(Exact name of Registrant as specified in its charter)

IRSA Investments and Representations Inc.
(Translation of registrant´s name into English)

Republic of Argentina
(Jurisdiction of incorporation or organization)

Bolívar 108
(C1066AAB)
Buenos Aires, Argentina
(Address of principal executive offices)

Form 20-F ⌧                                  Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                                  No ⌧

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is the English translation of the summary of the letter dated August 30, 2019, filed by the Company with the Bolsa de Comercio de Buenos Aires  and the Comisión Nacional de Valores.

By letter dated August 30, 2019, IRSA Inversiones y Representaciones Sociedad Anónima ("IRSA" or the "Company"), reports that its Board of Directors has approved the subscription of a commitment with Dolphin Netherlands B.V., a Dutch company 100% controlled by our subsidiary Tyrus S.A., to make capital contributions in Dolphin Netherlands B.V. for up to NIS 210,000,000 (two hundred and ten million Israeli shekels), according to a schedule of commitments made by Dolphin Netherlands B.V. between September 2019 and September 2021 with IDB Development Corporation Ltd. (“IDBD”).

It is made known with reference to Dolphin Netherlands B.V. that said company would compromise to make contributions in its 100% controlled IDBD subject to the occurrence of certain facts according to the following scheme: (i) NIS 70,000,000 to be contributed immediately; (ii) NIS 70,000,000 to be contributed until September 2, 2020 and (iii) NIS 70,000,000 to be contributed until September 2, 2021. According to the agreement of Dolphin Netherlands B.V. with IDBD, those contributions may be considered as capital contributions resulting in the issuance of new IDBD shares in favour of the controller company or may be granted in the form of a subordinated loan.

Having consulted the Audit Committee in the terms of Chapter III of the Rules of the National Securities Commission, as well as article 110 Inc. h) Section IV of the Capital Market Law Nº26.831, it has issued an opinion without objections to be made regarding the transaction above mentioned. Such opinion is at disposal of the Shareholders in the corporate headquarters.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

By:	/S/ Saúl Zang
Name: Saúl Zang
Title: Responsible of relationship with the markets

Dated: August 30, 2019